Filed by Supernova Partners Acquisition Company, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Supernova Partners Acquisition Company, Inc. (SEC File No.: 001-39641)

Date: June 8, 2021

Investor Presentation June 2021

Disclaimer About this Presentation This investor presentation (this “Presentation”) relates to a proposed business combination (the “Business Combination”) between Supernova Partners Acquisition Company, Inc. (“Supernova”) and OfferPad, Inc. (the “Company”). The information contained herein does not purport to be all-inclusive and none of Supernova, the Company or their respective affiliates or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Supernova, the Company, or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom. Forward Looking Statements Certain statements in this Presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or Supernova’s or the Company’s future financial or operating performance. For example, statements regarding, and projections of, the Company’s future financial results and other metrics and ownership of the combined company following the Business Combination, anticipated growth in demand for the Company’s services, anticipated growth in the industry in which the Company operates and the anticipated timing of the proposed Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “pro forma,” “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Supernova and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against Supernova, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Supernova or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the ability to respond to general economic conditions; the health of the U.S. residential real estate industry; the ability to grow market share in existing markets or any new markets; the impact of the COVID-19 pandemic; the ability to manage growth effectively; the ability to accurately value and manage inventory, and to maintain an adequate and desirable supply of inventory; the ability to successfully launch new product and service offerings, and to manage, develop and refine the technology platform; and other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Supernova from time to time with the SEC. Supernova and the Company caution that the foregoing list of factors is not exclusive. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Supernova nor the Company undertakes any duty to update these forward-looking statements. Financial Information; Non-GAAP Financial Measures This Presentation also includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Contribution Margin, Adjusted EBITDA and certain ratios and other metrics derived therefrom. Contribution Margin means net sale proceeds less holding and selling costs, plus other services. Adjusted EBITDA includes adjustments for amortization of share based compensation, impairments and other non-cash expense. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Supernova and the Company believe these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. Supernova and the Company believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. This Presentation also includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Supernova and the Company are unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Disclaimer (cont’d)  Use of Projections This Presentation contains financial forecasts for the Company with respect to certain financial results for the Company. Neither Supernova’s nor Company's independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.   Industry and Market Data In this Presentation, Supernova and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither Supernova nor the Company has independently verified the accuracy or completeness of any such third-party information.   Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Supernova and the Company will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.   Additional Information Supernova has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Supernova’s common stock in connection with its solicitation of proxies for the vote by Supernova’s stockholders with respect to the proposed Business Combination and other matters as described in the registration statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the registration statement is declared effective, Supernova will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Supernova’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, Supernova and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of Supernova as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Supernova’s secretary at 4301 50th Street NW, Suite 300 PMB 1044, Washington, D.C. 20016, (202) 918-7050. Participants in the Solicitation Supernova and its directors and executive officers may be deemed participants in the solicitation of proxies from Supernova’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Supernova is contained in Supernova’s registration statement on Form S-4, which is available free of charge at the SEC’s website at www.sec.gov. To the extent such holdings of Supernova’s securities may have changed since that time, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Supernova in connection with the proposed Business Combination. A list of the names of those directors and executive officers and information regarding their interests in the proposed Business Combination is contained in Supernova’s registration statement on Form S-4, which is available free of charge at the SEC’s website at www.sec.gov.

Our mission is to provide the best way to buy and sell a home. Period.

Online penetration in real estate is nascent compared to other industries but following a similar trajectory

$600B[3]
Restaurant opportunity today
~5% Digital penetration[6]

Uber Eats
POSTMATES
DOORDASH
GRUBHUB

~$350B[1]
Prescription meds opportunity today
~6% Digital penetration[5]

CVS specialty
CAPSULE
RITE AID
hims | hers
ro

~$650B[4]
Grocery delivery opportunity today
~10% Digital penetration[7]

Ralphs
instacart
amazonfresh

$210B[2]
Car buying opportunity today
~1% Digital penetration[6]

CARVANA
vroom
SHIFT
TrueCar

$1.3T[2]
Insurance buying opportunity today
<1% Digital penetration[8]

Lemonade
hippo
ETHOS

$1.9T
Real Estate opportunity today
99% analog
~1% Digital penetration
Offerpad

Offerpad

[1] Fitch; [2] Statista; [3] Euromonitor; [4] IBISWorld; [5] Fortune Business Insights; [6] Boston Consulting Group; [7] Super Market News; [8] Grand View Research;

4

Offerpad – A Perfect Match For Supernova

Supernova's Acquisition Criteria	Offerpad Meets All Of Supernova's Acquisition Criteria
1 Large addressable market	**Large and growing TAM ripe for disruption** $850 billion Offerpad "Buy Box" immediate opportunity
2 Robust business model	**Offerpad is a leading iBuyer platform with a highly efficient business model** Proprietary tech platform + hybrid local market experts
3 Competitive differentiation	**Significant capital efficiency at similar revenue levels compared to Zillow and Opendoor** Achieved more with less capital
4 Attractive growth profile	**Attractive financial profile, growth, and unit economics** $1.4 billion 2021E revenue, 55% revenue CAGR 2020E – 2023E
5 Proven management team	**World-class management with deep industry expertise** Led by Brian Bair, Founder & CEO, supported by exceptional senior management team
6 Fundamental value with significant upside	**Compelling valuation & ability to enhance value through partnership with Supernova** Deliver synergies through leveraging broad network and proven operational expertise

Offerpad

5

Partnering with Offerpad to create meaningful shareholder value Full commitment of Supernova team, working hand in hand with board of directors and management, to create the leading next-generation real estate technology platform Externally Internally Assist in attracting the best talent through our broad and deep network Support Offerpad’s high class profile with our operating expertise Assemble a top tier public company Board consistent with Offerpad’s caliber Leverage our network to drive diversity across the organization and position the company for tremendous success Become the most well known, well respected real estate technology brand Effectively positioning the company’s story for a successful public debut Supplementing value creation through our experience with inorganic growth Leverage our networks for expert assistance

We are transforming the largest asset class: real estate Market numbers as of 2019 (1) Houses in the US in the price range of $0 - $750k (2) Houses in the US in the price range of $0 - $500k (3) Estimate per National Association of Realtors Data; (4) Offerpad Estimates per MLS (Multiple listing service) & Tax Records Highly fragmented market 1.4mm Agents per NAR membership3 107K U.S. real estate brokerages3 <10% Market share of top brokerages in majority of markets4 Market opportunity $1.9tn Annual residential real estate sales $950bn “Buy Box” opportunity over time1 $850bn “Buy Box” today2

Our differentiated approach Sell to Offerpad Cash offer within 24hrs, no showings, choose your closing date Free list-ready home services Personalized listing service including free maintenance, renovation advances, and concierge coordinator Buy with Offerpad Customizable buying process, access to local experts and guided support, and flexible closing solutions. Selling services Buying services Energy efficiency Smart home Insurance Home warranty Remodel services Additional ancillary services Solutions Center Mortgage Title Future Today Moving services Competitive cash offer in 24 hours No showings or open houses Pick your closing day Free local move* Self-tour Offerpad homes Bundle and Save Closing cost incentives Early access to Offerpad homes

A simple, tech-enabled solution for our customers Request a cash Offer 3-minute request form and offer will be delivered within 24 hours Search Offerpad & Non-Offerpad Homes Online Research all homes on the market as well as Offerpad coming soon homes Access Vacant Offerpad Homes via Mobile App Visit Offerpad homes on your own time in a safe, socially distant manner Complete Inspection, Virtual Closings Utilize virtual tools to complete closing process if desired

Our customers are our best reference 9 out of 10 Recommend to a Friend 1 81 Net Promoter Score (NPS) 1 95% Customer Satisfaction Rating 1 (1) Q1’21 Survey of over 540 respondents of customers who sold their home to Offerpad

Operational expertise that maximizes value 15K+ renovations completed since inception, $15K average renovation during 2020 Helix GO Field Automation Q1 ‘18 Q1 ‘19 Q1 ‘20 Best-in-Class Renovations Labor and material tracking Work-order dispatch & management Live inspections / progress reporting Workforce optimization Internal / external workforce mix Local project managers Offerpad employees who oversee each renovation from start to finish Project standardization Market-by-market, to ensure quality, cost and time efficiency Q1 ‘21

Renovation before and after Tempe, AZ: $62k Renovation, $81k Contribution Margin/Home BEFORE AFTER BEFORE AFTER BEFORE AFTER BEFORE AFTER

Offerpad by the numbers 900+ Cities and towns 16 Markets 1 15,000+ Renovations to date $7.5bn+ Transactions to date2 $1.4bn Revenue in 2021E Positive contribution margins per home since 2016 95% customer satisfaction3 81 Net promote score (NPS)3 9 out of 10 recommend to a friend 3 (1) 2 of the 16 markets were launched in Q1’21; (2) Homes acquired and homes sold; (3) Q1’21 Survey of over 540 respondents of customers who sold their home to Offerpad

Highly attractive unit economics TTM as of Q1’21 contribution margin per home after interest $28K $(2K) $(9K) $16K $13K $1K Total contribution margin after interest Net sale proceeds Holding costs Selling costs Contribution margin after interest Contribution margin Express Other services $14K ~$2K-7K ~$16K-21K Long term additional Flex and ancillary contribution Total long term contribution margin after interest 6.0% - 8.0% 0.5% - 2.5%

We have achieved rapid growth and scale Significant scale with <$200M equity capital raised to date Total markets at year end Homes acquired Homes sold Total revenue ($B) +84% CAGR (1) Negatively impacted growth due to COVID-19 pandemic 1 1 1

Q1’21 Financial and Operational Highlights $284M Revenue +27.2% QoQ 1,196 Homes Acquired +16% QoQ 1,018 Homes Sold +15% Avg. Rev per Unit YoY ($0.2M) Net Loss +$11.2M YoY $3.0M Adj EBITDA Second consecutive positive quarter $23.1k Contribution Margin after Interest per Home Sold +349% YoY Milestones Launched in Denver, CO and Nashville, TN and announced planned expansion into Indianapolis, IN Launched Offerpad’s Extended Stay service, allowing home sellers to remain in their home up to 60 days after closing Note: QoQ represents a sequential comparison quarter over quarter (eg Q1’21 vs. Q4’20) and YoY represents an annual comparison against the comparable period in the prior year (eg Q1’21 vs. Q1’20).

Improving KPIs Post-COVID-19 Revenue ($M) Homes Acquired & Homes Sold Acquired Sold Net Loss & Adj. EBITDA ($M) Contribution Profit after Interest Per Home Sold ($K) Net Loss Adj EBITDA

Our growth plans and path towards profitability 3.6% 3.7% 4.0% 4.3% Revenue ($B) Contribution Margin After Interest ($M) Cont. Margin After Int. +55% CAGR +64% CAGR Gross Profit ($M) 8.2% 8.4% 8.7% 8.9% Gross Margin +59% CAGR

Significant untapped growth potential (1) 14 as of EOY 2020; (2) Projected 2021 figures; (3) On average, reflects annual, run-rate revenue opportunity in 48 markets at 4% market share; based on 2019 median sales prices and number of transactions in markets; (4) On average, reflects annual, run-rate revenue based on all 48 markets with 2019 transaction data; (5) Reflects annual, run-rate revenue based on all 48 markets with 2019 transaction data 2021E Future opportunity Markets Market-share Annual revenue / run rate revenue 191 ~1% $1.4bn2 48 4% $23bn5 Each market adds ~$0.5bn3 in revenue Each % share adds ~$6bn4 in revenue 16x Potential new markets 2021-2023 Existing market Contribution margin after interest $52mm2 $1.6bn+

2%+ Contribution margin uplift $23 billion2 Broader run-rate revenue We are in early innings in our growth story Looking ahead $8 billion+1 Run-rate revenue 3-4% Market share (0.8% as of Q1’21) 48 Markets by 2023 (163 today) ~50% Gross margin 1:2+ Express / Flex long-term mix Strong Attach rates B Increase penetration Grow new markets Flex offering Ancillary services A C D (1) Assumes 4% market share in 14 markets as of 2020 year end; (2) Assumes 4% market share in 48 markets; (3) 2 of the 16 markets were launched in 2021

Founder-led & experienced team across real estate and tech Vaughn Bair Chief Real Estate Officer Casey Bair Chief Acquisition Officer Gint Grabauskas Chief Technology Officer Heather Baily Chief Human Resources Officer Jaidip Singh Chief Data & Analytics Officer David Connelly Chief Growth Officer Brian Bair Founder & Chief Executive Officer Steve Johnson Chief Operating Officer Darrin Shamo Chief Marketing Officer Ben Aronovitch Chief Legal Officer Dan Mayes Chief of Tactical Real Estate Operations Mike Burnett Chief Financial Officer

Transaction overview

Overview of Supernova Partners Acquisition Company Supernova Partners Acquisition Company, Inc. ("Supernova"), a publicly traded company (NYSE: SPNV) raised $402.5 million at IPO in October 2020 Diverse management team and board with deep sector expertise and decades of operational, investment and acquisition experience Deep industry expertise and strong sponsorship Affiliates of Supernova are committed to this transaction by personally investing $50M of capital Michael Clifton CFO Robert Reid CEO Alexander Klabin Co-Chair Spencer Rascoff Co-Chair Fundamental value with significant upside Large addressable market Attractive growth profile Proven management team Competitive differentiation Robust business model Ability to scale Transparent and strong corporate culture Delivering on Supernova’s acquisition criteria

Transaction summary

($ Millions)

Transaction highlights

- Pro Forma Enterprise Value of $2.4B based on 1.0x 2022E Revenue of $2.4B
- Existing Offerpad equity holders will roll 100% of their equity and will own 67% of the pro forma company
- Founder Brian Bair will receive high vote stock for approximately 34% of the voting power of the pro forma company[1]
- Affiliates of Supernova are committed to this transaction by personally committing $50M of capital

Sources of funds

Sources		
Cash Held in Trust[1]		403
Issuance of Shares		2,250
Supernova FPA		50
Proceeds from PIPE		200
Cash on Balance Sheet		51
Total	**$**	**2,953**

Uses of funds

Uses		
Offerpad Equityholder Stock Consideration		2,250
Secondary Proceeds		-
Est. Transaction Fees & Expenses[2]		60
Cash to Balance Sheet		635
Debt paydown		8
Total	**$**	**2,953**

Pro forma valuation

Pro Forma Valuation Calculation		
Offerpad Illustrative Share Price		$10.00
Pro Forma Shares Outstanding (M)[3]		300
Equity Value	**$**	**3,003**
(Less) Cash		635
Enterprise Value	**$**	**2,368**

TEV / 2022E Revenue	$	2,417	1.0x
TEV / 2023E Revenue	$	3,943	0.6x

Pro forma ownership % @ $10.00 / share[4]



1.5% FPA
3.0% Supernova Sponsor
5.9% PIPE investors
11.9% Public equity holders
11.0% Equity Incentive Plan + ESPP[5]
66.7%
Offerpad equity holders

Offerpad

(1) Assumes no shareholder redemption; (2) Transaction expenses are estimates; (3) Total shares includes 225 million shares, 40 million SPNV public shares, 20 million shares from PIPE, 10 million SPNV founder shares and 5 million Supernova FPA shares. Assumes no shareholder redemption and does not include impact of dilution from warrants; (4) Shares subject to vesting are included in the ownership percentages presented; (5) No grants have been made under the incentive plan

Note: 20% of Sponsor promote subject to vesting; Vests in full if, at any time during the 5 year period post-closing, the VWAP of pubco shares is greater than or equal to $12/share for any 20 trading days within a 30 consecutive trading day window; Also vests in full upon a change of control of the pubco; If and when the shares vest, they are entitled to receive back dividends

24

Appendix

Offerpad driving significant change in “sell-side” real estate transactions As long as 6 months or more to buy or sell a home Lacks transparency, multiple counterparties, time-consuming, stressful, uncertain Traditional 24 hrs for sellers to receive certainty and move on their own schedule vs. Broker search Prepare listing & marketing Showing / Open house Closing 24 hrs to receive cash offer Instant & zero list ready repairs Zero showings or open houses under contract in 24 hrs Close in as little as 3 days 30+ days 30+ days & $1,000s of list ready repairs 10+ showings 30+ days on market 30-45 days in escrow

Offerpad is the new way to buy a home See a home at your own schedule – not only when it works for the seller Get access to a home with your phone – no agent needed Use an agent or not at your own discretion Buy a home that has been refurbished by a skilled experienced team Offers can be submitted online

Local expertise supercharges our proprietary technology



Offerpad
Hi. We want to buy your home.

Proprietary

Public Record

Private

Robust data sources

Advantaged combination of machine evaluation & human review



OFFERCOMP





Offerpad
Hi Lisa!
Here's your purchase offer:
$331,354

Offer request

Data collection

500+ data points per home from **14** sources

Automated verification, valuation & renovation modeling

120K+
Property valuations per year

Real estate expert review & communications CRM

10 min
Median time spent per asset review[1]

300+
Offers sent per underwriter per month

Offer delivered

99%
underwritten to actual sales price accuracy[2]

Knowledge Distillation and Feedback Loop

Offerpad

(1) As of January 2021; (2) Based on homes acquired in 2019

28

Attractive conversion metrics with significant continued upside 20+% Organic 10-15k Requests per month 99% Acquisitions sourced via Offerpad Platform Attractive top of funnel acquisition Limited competition Strong conversion with significant upside 16(1) Markets $3K Blended CAC of seller 77% of sellers contacted 1 agent before selling2 3.6% Gross request to close conversion3 Flex has potential to increase conversion opportunity by 2-3x 99% underwriting accuracy (1) 2 of the 16 markets were launched in Q1’21; (2) Estimate per National Association of Realtors Data; (3) as of December 2020 results

Proven market-by-market profitability TTM as of Q1’21 Contribution Margin After Interest1 Newer markets with volume still ramping Q1’21 12% 8% 8% 8% 7% 10% 11% 7% 7% 8% 7% 6% 8% (1) Represents markets with a minimum of 40 homes sold in 2020

While further improving cash conversion rates Time to sell distribution (months) Average time to cash ~89% of homes sold in <6 months 1 <6 months > 6 months 0.0; 0,5 0.5; 1.0 1.0; 1.5 1.5; 2.0 2.0; 2.5 2.5; 3.0 3.0; 3.5 3.5; 4.0 4.0; 4.5 4.5; 5.0 5.0; 5.5 5.5; 6.0 6.0; 6.5 6.5; 7.0 7.0; 7.5 7.5; 8.0 8.0; 8.5 8.5; 9.0 9.0; 9.5 9.5; 10.0 >10.0 (1) Based on homes sold since inception 138 days 133 days 104 days 95 days 43 days 95 days

Our current and planned footprint

Market Strategy

Geographic Diversification
High Population Growth Cities
Affordable Median Sales Price
Increasing Employment Characteristics
Single Family Rental Buyer Presence



3%
7%
10%
13%
17%
18%
18%
2
5
8
10
12
14
16
2015
2016
2017
2018
2019
2020
Q1'21

% of Total US Transactions Covered by Active Markets

$23bn in run-rate revenue from future markets[1]



Denver
Las Vegas
Phoenix
Tucson
Dallas
Austin
San Antonio
Houston
Indianapolis
Nashville
Birmingham
Atlanta
Charlotte
Raleigh
Jacksonville
Orlando
Tampa
Existing market
Potential new markets 2021-2023

Expected new market expansion
2021: ~5
2022: ~10
2023: ~20

(1) Reflects annual, run-rate revenue based on 4% market share of 2019 transaction data for 48 markets

Offerpad

32

Ancillary services opportunities Ancillary services Title Mortgage Energy efficiency Smart home Insurance Home warranty Offerpad Flex Remodel services Today Core transaction services focused on maximizing organic conversion rate Mid-Term Additional transaction services and entry into home personalization Long-Term Full home ownership partnership: personal, efficient, hassle-free Product Expansion Strategy

Summary of our warehouse financing agreements Senior secured facility 1 (Libor + 4.0%) $225 $103 Senior secured facility 2 (Libor + 2.5%) 225 75 Mezzanine (13.0%)1 68 22 Total $518 $200 Loan to cost: Property debt / inventory 7.5% 7.5% 7.5% L+5.25% L+4.0% Greater advance rates and improving terms have been accretive to free cash flow Capacity Drawn L+3.50% L+3.50% L+2.50% Reflects mezzanine portion from both facility 1 and facility 2 2020 Quarter End Average Debt capitalization (as of Q1 ’21) Loan to cost Senior secured facility 1 rate Senior secured facility 2 rate 2

Summary financials   2020 2021E 2022E 2023E Homes Sold 4,281 5,612 9,593 14,987 % YoY Growth (9%) 31% 71% 56% Total Revenue ($B) $1.1 $1.4 $2.4 $3.9 % YoY Growth (1%) 32% 73% 63% Gross Profit ($M) $88 $118 $210 $353 % Margin 8.2% 8.4% 8.7% 8.9% Contribution Profit After Interest ($M) $39 $52 $97 $171 % Margin 3.6% 3.7% 4.0% 4.3% Adjusted EBITDA ($M) ($8) ($51) ($41) $8 % Margin (0.8%) (3.6%) (1.7%) 0.2%

Non-GAAP Reconciliations Three Months Ended (in thousands, except percentages and homes sold) March 31, 2021 December 31, 2020 September 30, 2020 June 30, 2020 March 31, 2020   Gross profit (GAAP)   $ 33,537   $ 25,254   $ 19,766   $ 17,861   $ 24,898   Gross margin 11.8% 11.3% 10.6% 6.2% 6.8%   Homes sold   1,018   849   749   1,166   1,517   Gross profit per home sold $ 32.9 $ 29.7 $ 26.4 $ 15.3 $ 16.4   Adjustments:                       Inventory impairment - current period 104 144 28 311 1,553   Inventory impairment - prior periods   (138)   (46)   (398)   (1,696)   (579)   Interest expense capitalized 606 396 426 920 1,219   Adjusted gross profit   $ 34,109   $ 25,748   $ 19,822   $ 17,396   $ 27,091   Adjusted gross margin 12.0% 11.5% 10.6% 6.1% 7.4%   Adjustments:                       Direct selling costs (8,036) (5,981) (5,599) (8,853) (10,445)   Holding costs on sales - current period   (461)   (434)   (489)   (865)   (1,261)   Holding costs on sales - prior periods (193) (158) (424) (1,147) (1,033)   Other income   241   47   289   269   230   Contribution profit $ 25,661 $ 19,221 $ 13,599 $ 6,800 $ 14,581   Contribution margin   9.0%   8.6%   7.3%   2.4%   4.0%   Homes sold 1,018 849 749 1,166 1,517   Contribution profit per home sold   $ 25.2   $ 22.6   $ 18.2   $ 5.8   $ 9.6   Adjustments:   Interest expense capitalized   (606)   (396)   (426)   (920)   (1,219)   Interest expense on homes sold - current period (1,117) (916) (742) (1,506) (2,565)   Interest expense on homes sold - prior periods   (446)   (336)   (899)   (2,697)   (3,008)   Contribution profit after interest $ 23,491 $ 17,574 $ 11,532 $ 1,677 $ 7,789   Contribution margin after interest   8.3%   7.9%   6.2%   0.6%   2.1%   Homes sold 1,018 849 749 1,166 1,517   Contribution profit after interest per home sold   $ 23.1   $ 20.7   $ 15.4   $ 1.4   $ 5.1   Note: Current period represents adjustments for costs incurred on homes sold in the period presented and prior periods represents adjustments for costs incurred in prior periods on homes sold in the period presented.

Non-GAAP Reconciliations Three Months Ended (in thousands, except percentages) March 31, 2021 December 31, 2020 September 30, 2020 June 30, 2020 March 31, 2020   Net loss (GAAP)   $ (233)   $ (1,321)   $ (2,942)   $ (7,389)   $ (11,465)   Interest expense 1,918 1,626 1,312 2,418 4,674   Amortization of capitalized interest   606   396   426   920   1,219   Income tax expense - 163 - - -   Depreciation and amortization   130   126   104   102   102   Amortization of share based compensation 613 488 337 289 249   Adjusted EBITDA   $ 3,034   $ 1,478   $ (763)   $ (3,660)   $ (5,221)   Adjusted EBITDA margin 1.1% 0.7% (0.4%) (1.3%) (1.4%)

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